July 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments
$1,421,000
Contingent Coupon Auto Callable Yield Notes Linked
to the Common Stock of salesforce.com, inc. due
July 19, 2018
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.
•         The Notes are designed for investors who seek a Contingent Interest Payment with respect to each Observation Date for which the closing price of one share of the Reference Stock is greater than or equal to 75.00% of the Initial Value, which we refer to as the Coupon Barrier.
•         The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date (other than the final Observation Date, which we refer to as the Valuation Date) is greater than or equal to the Initial Value.
•         Investors in the Notes should also be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Observation Dates.
•         Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•         The Notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co.  Any payment on the Notes is subject to the credit risk of JPMorgan Financial, as issuer of the Notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the Notes.
•         Minimum denominations of $1,000 and integral multiples thereof
•         The Notes priced on July 15, 2016 and are expected to settle on or about July 20, 2016.
•         CUSIP: 46646EPJ5

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per Note	$1,000	$17.50	$982.50
Total	$1,421,000	$24,867.50	$1,396,132.50
(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $17.50 per $1,000 principal amount Note it receives from us to other affiliated or unaffiliated dealers.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the Notes, when the terms of the Notes were set, was $973.10 per $1,000 principal amount Note.  See “The Estimated Value of the Notes” in this pricing supplement for additional information.
The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement no. 425 to product supplement no. 4-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

Key Terms

Issuer: JPMorgan Chase Financial Company LLC
Guarantor: JPMorgan Chase & Co.
Reference Stock:  The common stock of salesforce.com, inc., par value $0.001 per share (Bloomberg ticker: CRM).  We refer to salesforce.com, inc. as “Salesforce.”
Contingent Interest Payments:
If the Notes have not been automatically called and the closing price of one share of the Reference Stock on any Observation Date is greater than or equal to the Coupon Barrier, you will receive on the applicable Contingent Interest Payment Date for each $1,000 principal amount Note a Contingent Interest Payment equal to $24.125 (equivalent to a Contingent Interest Rate of 9.65% per annum, payable at a rate of 2.4125% per quarter).
If the closing price of one share of the Reference Stock on any Observation Date is less than the Coupon Barrier, no Contingent Interest Payment will be made with respect to that Observation Date.
Contingent Interest Rate: 9.65% per annum, payable at a rate of 2.4125% per quarter
Coupon Barrier / Trigger Value: $61.05, which is 75.00% of the Initial Value
Pricing Date: July 15, 2016
Original Issue Date (Settlement Date): On or about July 20, 2016
Observation Dates*: October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018 and July 16, 2018 (the “Valuation Date”)
Contingent Interest Payment Dates*: October 20, 2016, January 20, 2017, April 20, 2017, July 20, 2017, October 19, 2017, January 19, 2018, April 19, 2018 and the Maturity Date
Maturity Date*: July 19, 2018
Call Settlement Date*: If the Notes are automatically called on any Observation Date (other than the Valuation Date), the first Contingent Interest Payment Date immediately following that Observation Date
* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement
Automatic Call:
If the closing price of one share of the Reference Stock on any Observation Date (other than the Valuation Date) is greater than or equal to the Initial Value, the Notes will be automatically called for a cash payment, for each $1,000 principal amount Note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Observation Date, payable on the applicable Call Settlement Date.  No further payments will be made on the Notes.
Payment at Maturity:
If the Notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount Note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the Valuation Date.
If the Notes have not been automatically called and the Final Value is less than the Trigger Value, your payment at maturity per $1,000 principal amount Note will be calculated as follows:
$1,000 + ($1,000 × Stock Return)
If the notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.
Stock Return:
(Final Value – Initial Value)
Initial Value
Initial Value: The closing price of one share of the Reference Stock on the Pricing Date, which was $81.40
Final Value: The closing price of one share of the Reference Stock on the Valuation Date
Stock Adjustment Factor: The Stock Adjustment Factor is referenced in determining the closing price of one share of the Reference Stock and is set equal to 1.0 on the Pricing Date.  The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock.  See “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement for further information.

PS-1 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

How the Notes Work

Payment in Connection with Observation Dates Preceding the Valuation Date
Payment at Maturity If the Notes Have Not Been Automatically Called
Total Contingent Interest Payments
The table below illustrates the total Contingent Interest Payments per $1,000 principal amount Note over the term of the Notes based on the Contingent Interest Rate of 9.65% per annum, depending on how many Contingent Interest Payments are made prior to automatic call or maturity.
Number of Contingent Interest Payments	Total Contingent Interest Payments
8	$193.000
7	$168.875
6	$144.750
5	$120.625
4	$96.500
3	$72.375
2	$48.250
1	$24.125
0	$0.000

PS-2 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

Hypothetical Payout Examples

The following examples illustrate payments on the Notes linked to a hypothetical Reference Stock, assuming a range of performances for the hypothetical Reference Stock on the Observation Dates. The hypothetical payments set forth below assume the following:
•	an Initial Value of $100.00;
•	a Coupon Barrier and Trigger Value of $75.00 (equal to 75.00% of the hypothetical Initial Value); and
•	a Contingent Interest Rate of 9.65% per annum (payable at a rate of 2.4125% per quarter).
The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value.  The actual Initial Value is the closing price of one share of the Reference Stock on the Pricing Date and is specified under “Key Terms – Initial Value” in this pricing supplement.  For historical data regarding the actual closing prices of one share of the Reference Stock, please see the historical information set forth under “The Reference Stock” in this pricing supplement.
Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the Notes.  The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are automatically called on the first Observation Date.
Date	Closing Price	Payment (per $1,000 principal amount Note)
First Observation Date	$105.00	Notes are automatically called
	Total Payment	$1,024.125 (2.4125% return)
Because the closing price of one share of the Reference Stock on the first Observation Date is greater than or equal to the Initial Value, the Notes will be automatically called for a cash payment, for each $1,000 principal amount Note, of $1,024.125 (or $1,000 plus the Contingent Interest Payment applicable to the corresponding Observation Date), payable on the applicable Call Settlement Date.  No further payments will be made on the Notes.
Example 2 — Notes have NOT been automatically called, and the Final Value is greater than or equal to the Trigger Value.
Date	Closing Price	Payment (per $1,000 principal amount Note)
First Observation Date	$95.00	$24.125
Second Observation Date	$85.00	$24.125
Third through Seventh Observation Dates	Less than Coupon Barrier	$0
Valuation Date	$105.00	$1,024.125
	Total Payment	$1,072.375 (7.2375% return)
Because the Notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, the payment at maturity, for each $1,000 principal amount Note, will be $1,024.125 (or $1,000 plus the Contingent Interest Payment applicable to the Valuation Date).  When added to the Contingent Interest Payments received with respect to the prior Observation Dates, the total amount paid, for each $1,000 principal amount Note, is $1,072.375.
Example 3 — Notes have NOT been automatically called, and the Final Value is less than the Trigger Value.
Date	Closing Price	Payment (per $1,000 principal amount Note)
First Observation Date	$50.00	$0
Second Observation Date	$45.00	$0
Third through Seventh Observation Dates	Less Than Coupon Barrier	$0
Valuation Date	$50.00	$500.00
	Total Payment	$500.00 (-50.00% return)

PS-3 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

Because the Notes have not been automatically called, the Final Value is less than the Trigger Value and the Stock Return is -50.00%, the payment at maturity will be $500.00 per $1,000 principal amount Note, calculated as follows:
$1,000 + [$1,000.00 × (-50.00%)] = $500.00
The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term or until automatically called.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.
Selected Risk Considerations

An investment in the Notes involves significant risks.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The Notes do not guarantee any return of principal.  If the Notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Value is less than the Initial Value.  Accordingly, under these circumstances, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —
If the Notes have not been automatically called, we will make a Contingent Interest Payment with respect to an Observation Date only if the closing price of one share of the Reference Stock on that Observation Date is greater than or equal to the Coupon Barrier.  If the closing price of one share of the Reference Stock on that Observation Date is less than the Coupon Barrier, no Contingent Interest Payment will be made with respect to that Observation Date.  Accordingly, if the closing price of one share of the Reference Stock on each Observation Date is less than the Coupon Barrier, you will not receive any interest payments over the term of the Notes.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes.  Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the Notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities.  Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements.  As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes.  If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,
regardless of any appreciation in the price of the Reference Stock, which may be significant.  You will not participate in any appreciation in the price of the Reference Stock.
•	POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the Notes.  In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the Notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

PS-4 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE VALUATION DATE —
If the Final Value is less than the Trigger Value and the Notes have not been automatically called, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —
If your Notes are automatically called, the term of the Notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk.  Even in cases where the Notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE REFERENCE STOCK OR HAVE ANY RIGHTS WITH RESPECT TO THE REFERENCE STOCK.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER —
We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement.  You should undertake your own investigation into the Reference Stock and its issuer.  We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY —
The calculation agent will not make an adjustment in response to all events that could affect the Reference Stock.  The calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the Notes in making these determinations.
•	THE RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE COUPON BARRIER OR THE TRIGGER VALUE IS GREATER IF THE PRICE OF THE REFERENCE STOCK IS VOLATILE.
•	LACK OF LIQUIDITY —
The Notes will not be listed on any securities exchange.  Accordingly, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.  You may not be able to sell your Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the Notes is only an estimate determined by reference to several factors.  The original issue price of the Notes exceeds the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes.  See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the Notes is based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes.  See “The Estimated Value of the Notes” in this pricing supplement.

PS-5 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period.  See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes.  As a result, the price, if any, at which JPMS will be willing to buy the Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of the Reference Stock.  Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.  See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-6 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

The Reference Stock

All information contained herein on the Reference Stock and on Salesforce is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Salesforce is a provider of enterprise cloud computing solutions, with a focus on customer relationship management service offerings.  The common stock of Salesforce, par value $0.001 per share (Bloomberg ticker: CRM) is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Salesforce in the accompanying product supplement .  Information provided to or filed with the SEC by Salesforce pursuant to the Exchange Act can be located by reference to SEC file number 001-32224, and can be accessed through www.sec.gov.  We do not make any representation that these publicly available documents are accurate or complete.
Historical Information
The following graph sets forth the historical performance of the Reference Stock based on the weekly historical closing prices of one share of the Reference Stock from January 7, 2011 through July 8, 2016.  The closing price of one share of the Reference Stock on July 15, 2016 was $81.40.  We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.  The closing prices below may have been adjusted by Bloomberg for corporate actions, such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.
The historical closing prices of one share of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any Observation Date.  There can be no assurance that the performance of the Reference Stock will result in the return of any of your principal amount or the payment of any interest.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  In determining our reporting responsibilities we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and

PS-7 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.
Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your Notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes in light of your particular circumstances.
Non-U.S. holders should also note that recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the Notes.
FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to amounts paid with respect to the Notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the Notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) of a taxable disposition, including an early redemption or redemption at maturity, of the Notes. You should consult your tax adviser regarding the potential application of FATCA to the Notes.
In the event of any withholding on the Notes, we will not be required to pay any additional amounts with respect to amounts so withheld.
The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes.  The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of the estimated value of the Notes is based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.
The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly,  the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time.
The estimated value of the Notes does not represent future values of the Notes and may differ from others’ estimates.  Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions.
The estimated value of the Notes is lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits, if any, realized in hedging our obligations under the Notes may be allowed to other affiliated or unaffiliated dealers, and  we or one or more of our affiliates will retain any remaining hedging profits.  See

PS-8 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

“Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.
Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement.  In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances.  This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the Notes.  The length of any such initial period reflects the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.
Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes.  See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the Notes.
The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.
Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the Notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.
Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these Notes are a part, and the more detailed information contained in the accompanying product supplement.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

PS-9 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4-I dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-10 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of salesforce.com, inc.